EXHIBIT 12

CINEMARK, INC.
CALCULATION OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2004	2003	2002	2001	2000
Computation of Earnings:
Registrant’s pretax income (loss) from continuing operations before cumulative effect of an accounting change	$40,342,713	$72,430,697	$69,499,323	$(18,135,897)	$(10,171,364)
Capitalized interest	52,805	220,143	432,992	217,288	(180,622)

Total earnings	$40,395,518	$72,650,840	$69,932,315	$(17,918,609)	$(10,351,986)

Computation of Fixed Charges:
Interest expense	$69,470,459	$51,852,977	$55,428,317	$68,542,792	$73,151,772
Capitalized interest	406,760	233,582	—	215,704	613,614
Amortization of debt issue costs	3,472,406	2,310,372	2,364,680	2,387,828	885,449
Interest factor on rent expense	37,713,119	36,231,505	34,944,927	38,245,508	36,162,868

Total fixed charges	111,062,744	90,628,436	92,737,924	109,391,832	110,813,703

Total Earnings and Fixed Charges	$151,458,262	$163,279,276	$162,670,239	$91,473,223	$100,461,717

Ratio of Earnings to Fixed Charges	1.36	1.80	1.75	—	—